Confidential treatment requested by T-Mobile US, Inc. pursuant to 17 CFR 200.83 (“Rule 83”)(TMUS-001)

T-Mobile US, Inc.

12920 SE 38th Street

Bellevue, Washington 98006

July 14, 2023

Via EDGAR Transmission

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Kathryn Jacobson and Robert Littlepage

Re:	T-Mobile US, Inc.
Form 10-K for the Year Ended December 31, 2022
Filed February 14, 2023
Form 10-Q for the Quarter Ended March 31, 2023
Filed April 27, 2023
File No. 001-33409

Dear Ms. Jacobson and Mr. Littlepage:

This letter responds to the letter dated June 8, 2023, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), relating to the above-referenced Form 10-K for the year ended December 31, 2022, filed with the SEC on February 14, 2023 (the “Form 10-K”), and Form 10-Q for the quarter ended March 31, 2023, filed with the SEC on April 27, 2023 (the “Form 10-Q”). The Staff’s comments are set forth below in bold, followed by the Company’s response to the comments.

Pursuant to 17 C.F.R. § 200.83 (“Rule 83”), T-Mobile requests confidential treatment for certain portions of this letter that have been redacted from the version filed via the SEC’s EDGAR system and marked with “[***],” and that such information be maintained in confidence, not be made part of any public record and not be disclosed to any person, including in response to any request under the Freedom of Information Act, 5 U.S.C. § 552. An unredacted version of this letter is being provided to the SEC under a separate cover along with the request for confidential treatment under Rule 83.

Please note that the “Company” or “T-Mobile” refers to T-Mobile US, Inc., together with its consolidated subsidiaries, and “Cogent” refers to Cogent Infrastructure, Inc., a wholly owned subsidiary of Cogent Communications Holdings, Inc.

All terms used but not defined herein have the meanings assigned to such terms in the Form 10-K and Form 10-Q.

Confidential treatment requested by T-Mobile US, Inc. pursuant to 17 CFR 200.83 (“Rule 83”)(TMUS-002)

Form 10-Q for the Quarter Ended March 31, 2023

Note 11 - Wireline

Sale of the Wireline Business, page 10

Background on the Wireline Business and IP Transit Services Agreement (“IPTSA”)

In connection with the merger between the Company and Sprint Corporation (“Sprint”) on April 1, 2020 (the “Merger”), T-Mobile acquired Sprint’s legacy CDMA and LTE wireless networks, which were supported by the legacy Sprint wireline assets, comprising owned property and equipment, including land, buildings, communication systems and data processing equipment, fiber optic cable and operating lease right-of-use assets, together with other wireline assets also acquired by the Company as part of the Merger (the “Wireline assets”). The Wireline assets supported Sprint’s legacy CDMA and LTE wireless networks as well as wireline communication services provided by certain Sprint subsidiaries to domestic and international business-to-business customers (the “Wireline business”).

During 2021 and 2022, the Wireline business generated significant operating losses of approximately $666 million and $866 million, respectively.

After determining that the Wireline assets used to support the legacy Sprint CDMA and LTE networks would be incompatible with the go-forward network strategy of the combined company, T-Mobile began evaluating potential alternatives involving the Wireline business in 2021. Options considered by the Company included making additional investment in the Wireline business to grow it toward profitability, winding down the Wireline business immediately, or over time, and liquidating the assets, or selling the Wireline business.

In the third quarter of 2022, the Company ultimately determined that selling the Wireline business would be in the best interests of the Company, its stockholders and customers.

At the end of a competitive bidding process for the sale of the Wireline business, Cogent was the bidder that provided the most favorable economics to the Company and a feasible path forward for the Wireline business and the Wireline business customers. Pursuant to the Membership Interest Purchase Agreement (“MIPA”) entered into by the Company and Cogent on September 6, 2022, Cogent would purchase the Wireline assets for $1, subject to customary adjustments (the “Wireline Transaction”), and pursuant to Section 9.1(g) of the MIPA and the IPTSA, which is Exhibit G to the MIPA1, T-Mobile would pay Cogent $700 million, consisting of (i) $350 million paid in equal monthly installments during the first year after closing of the Wireline Transaction, and (ii) $350 million paid in equal monthly installments over the subsequent 42 months. Absent a material breach by Cogent, T-Mobile does not have the right to terminate the payment obligations under the IPTSA.

[1]

The IPTSA, as Exhibit G to the MIPA, was omitted, in accordance with Item 601(a)(5) of Regulation S-K, from the MIPA filed as Exhibit 2.1 to T-Mobile’s current report on Form 8-K, filed with the SEC on September 7, 2022.

Confidential treatment requested by T-Mobile US, Inc. pursuant to 17 CFR 200.83 (“Rule 83”)(TMUS-003)

T-Mobile’s $700 million payment under the IPTSA was required by Cogent to induce Cogent to execute the MIPA and to facilitate the Wireline Transaction. T-Mobile generally does not utilize IP transit services, which tend to be more expensive than peering, internet exchanges and caching. However, T-Mobile requires an insignificant amount of IP transit services for limited and discrete uses in its operations. Prior to the Wireline Transaction, T-Mobile entered into existing volume-based commitment agreements with other providers for those limited IP transit services that T-Mobile does require. T-Mobile’s current and projected future demand for IP transit services can be fulfilled by these other providers, making Cogent’s IP transit services redundant and largely unnecessary. Additionally, to use more than a de minimis amount of Cogent’s IP transit services, the Company would need to incur significant costs to connect T-Mobile’s wireless network to Cogent’s network, making Cogent’s IP transit services cost-prohibitive.

T-Mobile’s insignificant use of Cogent IP transit services support certain legacy Sprint network equipment (e.g., legacy Sprint CDMA / LTE circuits) not yet decommissioned. While substantially all legacy Sprint wireless network equipment has been decommissioned, a negligible number of legacy Sprint network circuits that utilize Cogent’s IP transit services remain in use. The Company estimates the required volume of IP transit services from Cogent is less than $1 million per year, and this amount will decline to zero over the next two years, or sooner, as the decommissioning of legacy Sprint network equipment is completed. Historically, T-Mobile’s use of IP transit services from legacy service providers is approximately $2 million per year or about 1.5 terabytes (“TB”) of capacity per month. The IPTSA provides for 611 TB of capacity per month for four and a half years, at a total cost of $700 million.

We note your response to prior comment 3 regarding the liability for fees payable for the IP Transit Services Agreement. Please respond to the following:

1. In your response, you state that through a competitive process for the sale of the wireline business, Cogent was the bidder that provided the best economics along with a feasible path forward, and that the terms with Cogent were more attractive to you in comparison with the proposals from other potential buyers. Please discuss the nature and terms of the other competitive bids relative to the bid from Cogent and why you determined the bid from Cogent was most attractive. For example, Cogent paid $1 for the Wireline business, and then negotiated the IP Transit Services Agreement for which you are obligated to pay $700 million over its term even though you don’t expect to use the IP services. Explain whether the other bids received resulted in you receiving larger amounts for the Wireline business and/or resulted in you having to pay higher cash outflows related to any potential sale.

Response:

As part of the competitive bidding process, besides Cogent, T-Mobile received indications of interest in acquiring the entire Wireline business from three parties. In addition to those three parties, there was minimal interest from others in purchasing discrete assets of the Wireline business or entering into a joint venture with T-Mobile. T-Mobile received one proposal for the purchase of a minority stake in the Wireline business and one proposal for the purchase of limited discrete assets of the Wireline business. Given T-Mobile’s desire to consummate the most financially accretive transaction(s) possible on an accelerated timeline, these proposals were de-prioritized behind the other proposals received for a purchase of the entire Wireline business.

Confidential treatment requested by T-Mobile US, Inc. pursuant to 17 CFR 200.83 (“Rule 83”)(TMUS-004)

T-Mobile assessed the proposals received based on a variety of factors, including the costs to T-Mobile to divest the Wireline business, the qualifications and credibility of the bidders, their financial ability to sustain the expected losses from the Wireline business while implementing a turnaround business plan, their ability to realize synergies, and their possession of the business knowledge needed to operate the Wireline business successfully.

The proposals received for the purchase of the entire Wireline business varied drastically:

One proposal required [***].

A second proposal, from a consortium of buyers, required [***]. During the negotiation process, the consortium lost a key operating partner and was unable to secure a new partner with the necessary expertise and ability to operate the Wireline business and realize synergies.

A third party proposed [***]. However, the party was not considered credible because, despite repeated requests for information, it was unable to provide any proof of financing to sustain the expected losses from the Wireline business (and seemingly, lost the financial backing of a prospective partner during the sale process). The party also lacked a credible business plan to operate the Wireline business to profitability, appeared to not have any actual operations, and, in T-Mobile’s view, demonstrated a fundamental lack of knowledge regarding the Wireline business.

The Company ultimately selected the bid from Cogent based on its analysis of all proposals. Several factors weighed in Cogent’s favor. Of all credible bidders, Cogent was willing to purchase the Wireline business in its entirety with the lowest cash commitment from T-Mobile. Also, Cogent is an established player in the industry that has the business knowledge, experience and financial capacity to operate the Wireline business successfully and generate synergies with its existing business. As a result, T-Mobile concluded that selling the Wireline business to Cogent was in the best interests of the Company, its stockholders and customers.

2. Please provide your accounting analysis, with cites to the authoritative accounting guidance you relied upon, as a basis for recording the obligation for the IP Transit Services Agreement during the third quarter of 2022 even though the agreement was not entered into until May 1, 2023.

Response:

The accounting treatment applied to the Wireline sale transaction, including the IPTSA obligation for the quarter ended September 30, 2022, followed the substance, rather than the form, of the overall arrangement. Given the unique set of facts and circumstances in this arrangement T-Mobile relied on various principles within the accounting standards that arrived at an accounting outcome that T-Mobile believes is reasonable and appropriate. Clear examples of accounting for such an arrangement whereby T-Mobile pays a counterparty to purchase a disposal group are not prevalent within the accounting literature.

Confidential treatment requested by T-Mobile US, Inc. pursuant to 17 CFR 200.83 (“Rule 83”)(TMUS-005)

The Company signed the MIPA during the third quarter of 2022. The MIPA provides that each party may specifically enforce the other party’s obligations under the agreement, so T-Mobile’s obligation to execute the IPTSA at closing was not cancellable absent limited exceptions outside of the Company’s control. Similarly, T-Mobile cannot terminate its obligation to pay $700 million in accordance with the predetermined payment schedule in the IPTSA absent a material breach by Cogent.

At the time of the MIPA execution, the Company did not expect (and still does not expect) to receive anything of value for the cash payments made pursuant to the IPTSA, because the Company has no meaningful use for the IP transit services offered under the IPTSA. As described above, the Company viewed the IPTSA and the cash payments thereunder as an inducement to Cogent to execute the MIPA. Accordingly, the MIPA and the IPTSA were elements of one integrated arrangement to sell the Wireline business to Cogent. As a result, the Company considered the fair value of the Wireline business to be a negative amount that approximated the net present value of the cash payments that the Company was obligated to pay under the IPTSA.

The Company applied the accounting guidance in ASC 360 Property, Plant and Equipment, ASC 820 Fair Value Measurements and the interpretative guidance in the SEC Staff Speech by Adam Brown, Professional Accounting Fellow, Office of the Chief Accountant, “Remarks Before the 2008 AICPA National Conference on Current SEC and PCAOB Developments” (Dec. 8, 2008), to identify the appropriate unit of accounting, determine the timing of the adjustment, estimate the fair value of the disposal group, and determine how to account for the difference between the carrying value of the disposal group and its estimated fair value, less costs to sell.

For a business or a group of assets that represents a business, paragraph ASC 360-10-15-4b(1) defines the unit of accounting as the disposal group. A disposal group is the assets to be disposed of together as a group in a single transaction and liabilities directly associated with those assets that will be transferred in the transaction. Through the application of this guidance, T-Mobile determined that the Wireline business represented the appropriate unit of accounting for the Wireline transaction. Paragraph ASC 360-10-35-43 requires that a disposal group classified as held for sale be recorded at the lower of its cost basis or fair value, less costs to sell, initially and subsequently until no longer classified as held for sale (e.g., sold).

As such, in the third quarter of 2022 when T-Mobile classified the Wireline business as held for sale, T-Mobile recorded the Wireline business at the lower of its cost basis or fair value, less costs to sell in accordance with ASC 360-10-35-43.

To determine the fair value of the disposal group (Wireline business) the Company considered ASC 820. Paragraph ASC 820-10-20 defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In applying this guidance, T-Mobile considered the terms of the MIPA, including the required closing conditions, to be an objective, market participant based estimate of fair value, as the MIPA was the result of a negotiated transaction between unrelated parties. Accordingly, the Company concluded that the fair value of the Wireline business was negative $641 million because the Company is obligated to make cash payments to the buyer of the Wireline business based on a predetermined schedule in the IPTSA but will not receive anything of meaningful value in return for these payments.

Confidential treatment requested by T-Mobile US, Inc. pursuant to 17 CFR 200.83 (“Rule 83”)(TMUS-006)

T-Mobile did acknowledge in its disclosures on Form 10-K and Form 10-Q that T-Mobile will continue to evaluate potential uses on an ongoing basis for the IP transit services under the IPTSA. However, as described above, T-Mobile has not identified a way to use any meaningful amount of the IP transit services over the term of the IPTSA. Therefore, the Company concluded that the cash payment obligations under the IPTSA represented a payment being made to the buyer to induce the buyer into signing the MIPA. For these reasons, the Company concluded that the estimated fair value of the disposal group as defined by ASC 820 should include the net present value of cash payments the Company is obligated to make to sell the Wireline business.

Alternatively, the Company considered what the accounting would be if the Company did not consider the IPTSA obligation as part of the fair value of the disposal group and determined that the Company would still record the present value of the IPTSA obligation consistent with a cost to sell of the disposal group. ASC 360-10-35-38 defines a cost to sell as incremental direct costs to transact a sale, that is, the costs that result directly from and are essential to a sale transaction and that would not have been incurred by the entity had the decision to sell not been made. The obligation under the IPTSA is a direct result from and essential to the sale of the Wireline disposal group and would not have been incurred absent the sale arrangement.

Finally, the Company considered the SEC Staff Speech by Adam Brown, Professional Accounting Fellow, Office of the Chief Accountant, “Remarks Before the 2008 AICPA National Conference on Current SEC and PCAOB Developments” (Dec. 8, 2008), that addressed how to account for a situation when the estimate of a disposal group’s fair value less costs to sell was lower than the disposal group’s carrying value, and the difference between the disposal group’s fair value and its carrying value exceeded the existing net book value of long-lived assets. An excerpt of that Speech follows.

This might lead you to a question: “Should you recognize a liability for the loss in excess of the carrying amount of the long-lived assets, and, if so, what does it represent?” I can think of two views for this particular fact pattern. One approach is to record the loss in excess of the carrying amount of the long-lived assets as a reduction to the carrying value of the entire group, effectively reducing trade receivables and inventory. A second approach is to limit the impairment to the carrying value of the long-lived assets in the disposal group.

That Speech provides important interpretive guidance related to accounting for losses in excess of the carrying amount of the long-lived assets and when such “excess loss” should be recorded. This speech indicated that it is acceptable to record the excess loss either (1) at the time of the reclassification of the disposal group to assets held for sale, as part of recording the disposal group at its estimated fair value less costs to sell, or (2) at the time of the sale or disposal of the disposal group.

The Company applied this interpretive guidance and recorded the “excess loss” in the third quarter of 2022 when the Company reclassified the Wireline business to assets held for sale.

Confidential treatment requested by T-Mobile US, Inc. pursuant to 17 CFR 200.83 (“Rule 83”)(TMUS-007)

When evaluating the appropriateness of T-Mobile’s accounting outcome of recording the IPTSA obligation as of the signing of the MIPA, other principles considered relate to concepts surrounding when it is appropriate to record an obligation, as discussed within ASC 420, Exit or Disposal Cost Obligations, ASC 440, Commitments and ASC 450, Contingencies. These concepts provide for recording an obligation when it is probable of having been incurred and it is reasonably estimable. Because T-Mobile views the IPTSA payments as a part of the sale transaction, and not recoverable through the consumption of IP transit services, the cash payment obligations thereunder are most appropriately recognized as part of recording the disposal group at its fair value, less costs to sell because the Company believed it to be probable that such payments would be made and the amounts of such payments were reasonably estimable.

These were important concepts in T-Mobile’s accounting assessment, whether the IPTSA obligation was thought to be a component of fair value of the disposal group held for sale or a cost to sell under ASC 360 or a separate obligation assessed under the principles that govern when to record a liability, all paths considered lead to recording the IPTSA obligation at the time the MIPA was signed, on September 6, 2022. Ultimately, the Company established a liability for the present value of the IPTSA obligation in measuring the held for sale fair value of the disposal group. Lastly, based on the Company’s assessment, the Company did not think it was appropriate to defer recognition of this obligation until closing of the transaction on May 1, 2023.

3. Tell us why the IP Transit Services Agreement was entered into at closing of the Cogent transaction, instead of at the time of the September 6, 2022 Membership Interest Purchase Agreement.

Response:

The IPTSA was entered into on May 1, 2023 at the closing of the Wireline Transaction as a closing condition of the MIPA. In the Company’s view, the payments of $700 million under the IPTSA is an inducement from T-Mobile to Cogent to purchase the Wireline business. The MIPA and IPTSA are part of an integrated transaction; T-Mobile agreed to the terms and conditions of the IPTSA as part of the MIPA, and the Company’s obligation to make the associated payments under the IPTSA was legally enforceable and non-cancellable so long as the Wireline Transaction was consummated (absent a material breach by Cogent of the IPTSA). T-Mobile would not have entered into the IPTSA if the Wireline Transaction had not closed.

4. In your response, you state that you have not currently identified a way to utilize the IP transit services in a meaningful way, but you will continue to assess ways to use the services over the term of the IP Transit Services Agreement. Tell us the accounting you would apply if you believe you were able to utilize the IP transit services in a meaningful way, given that you have already recorded a loss for the IP Transit Services Agreement.

Response:

Currently, T-Mobile is unable to utilize the IP transit services in a meaningful way, and the Company believes that is unlikely to change. In the event that a meaningful use case for the IP transit services emerges, the specific facts and circumstances of how the Company would be able to utilize the IP transit services would impact the associated accounting conclusions. As T-Mobile is currently unaware of any such facts and circumstances, T-Mobile is unable to identify, on a prospective and hypothetical basis, the applicable accounting treatment that would apply.

Confidential treatment requested by T-Mobile US, Inc. pursuant to 17 CFR 200.83 (“Rule 83”)(TMUS-008)

5. Tell us whether you evaluated if you may assign your rights under the IP Transit Services Agreement to another party that may be able to use the services, and thus monetize value under the agreement. To the extent that you are, explain to us how you would account for the transaction.

Response:

Under the terms of the agreement, T-Mobile may not assign its rights under the IPTSA to another party without Cogent’s consent. The specific facts and circumstances of how the Company would be able to assign such rights would impact the associated accounting conclusions. As T-Mobile is currently unaware of any such facts and circumstances, T-Mobile is unable to identify, on a prospective and hypothetical basis, the applicable accounting treatment that would apply.

6. We note you entered into a Customer Subscriber Agreement with Cogent on May 1, 2023. Please tell us the material terms of this agreement, including the term and the fees expected to be paid under this agreement, as well as whether you expect to use the services you are entitled to under the agreement. As part of your response, tell us how you are accounting for this agreement.

Response:

In addition to the IPTSA, T-Mobile and Cogent entered into several ancillary documents at the closing of the Wireline Transaction, including the Customer Subscriber Agreement (the “CSA”) and the Transition Services Agreement (the “TSA”). The CSA sets forth the terms and conditions under which Cogent provides transition services to T-Mobile and has a term of three years, with standard termination rights (and longer terms of up to 5 to 10 years for certain individual services). The TSA sets forth the terms and conditions under which T-Mobile provides transition services to Cogent.

The main services under the CSA include:

•	transport, generally connecting legacy call centers and connecting legacy sites and switches;

•	colocation, generally housing legacy network equipment; and

•	remaining voice traffic that the Company has not yet transitioned onto the T-Mobile platform.

Confidential treatment requested by T-Mobile US, Inc. pursuant to 17 CFR 200.83 (“Rule 83”)(TMUS-009)

There is no commitment to purchase services under the CSA, and services are charged according to usage based on mutually agreed rates. T-Mobile records operating expenses as services are used and the amounts are insignificant. T-Mobile estimates that any remaining or future amounts that may be incurred would also be insignificant.

*        *        *          *

Please direct questions regarding this response to me at 202-975-6454. For any future written correspondence sent by email, please use the following addresses: Peter.Osvaldik@T-Mobile.com, Mark.Nelson@T-Mobile.com and Broady.Hodder@T-Mobile.com.

Sincerely,

By:	/s/ Mark Nelson
Name:	Mark Nelson
Title:	Executive Vice President & General Counsel

Cc:	Peter Osvaldik, Executive Vice President & Chief Financial Officer

Broady Hodder, Corporate Secretary & Senior Vice President, Legal Affairs

Julia A Thompson, Latham & Watkins LLP